Designated Filer:	Corre Partners Management, LLC
Issuer & Ticker Symbol	Team, Inc. (TISI)
Date of Event Requiring Statement:	October 4, 2022
Exhibit 99.1
Explanation of Responses:

(1)
Based on an initial conversion rate of 46.0829 shares per $1,000 in principal amount of the Issuer’s 5.00% Convertible Senior Notes due 2023 (the “Notes”), which conversion rate is subject to adjustment under certain circumstances as described in the indenture governing the Notes.

(2)
On October 4, 2022, pursuant to the exercise of its right under the Corre/AP Term Sheet (as defined in the Subordinated Term Loan Credit Agreement), the Investment Adviser exchanged its affiliates’ holdings of Notes for an equal amount (inclusive of accrued and unpaid interest to be paid in-kind on such Notes) of new loans (“New Term Loans”) under the Subordinated Term Loan Credit Agreement, dated February 11, 2022, by and among the Issuer, the lenders party thereto, and Cantor Fitzgerald Securities, as Agent (as amended from time to time, the “Subordinated Term Loan Credit Agreement”).

(3)
Amount consists of (i) $45,645,683 in principal amount of Notes held by Corre Opportunities Qualified Master Fund, LP, (ii) $10,244,915 in principal amount of Notes held by Corre Horizon Fund, LP and (iii) $319,072 in principal amount of Notes held by Corre Horizon II Fund, LP.

(4)
Holders of the Notes may convert their Notes at their option at any time prior to the close of business on the business day immediately preceding May 1, 2023, only under the following circumstances: (a) during any calendar quarter commencing after the calendar quarter ending on December 31, 2017 (and only during such calendar quarter), if the last reported sale price of the Issuer's Common Stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (b) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Issuer's Common Stock and the conversion rate on each such trading day; (c) if the Issuer calls any or all of the notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; or (d) upon the occurrence of specified corporate events. On or after May 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date of August 1, 2023, holders of the Notes may convert their Notes at any time, regardless of the foregoing circumstances.

(5)
Amount consists of (i) $45,645,683 in principal amount of Notes beneficially held by Corre Opportunities Qualified Master Fund, LP, (ii) $10,244,915 in principal amount of Notes beneficially held by Corre Horizon Fund, LP and (iii) $319,072 in principal amount of Notes beneficially held by Corre Horizon II Fund, LP, in each case excluding any accrued and unpaid interest, assuming conversion at the initial conversion rate of 46.0829 shares per $1,000 in principal amount of the convertible senior notes.

(6)
In exchange for their Notes, (i) Corre Opportunities Qualified Master Fund, LP received an aggregate principal amount of $46,284,723 in New Term Loans, (ii) Corre Horizon Fund, LP received an aggregate principal amount of $10,388,344 in New Term Loans and (iii) Corre Horizon II Fund, LP received an aggregate principal amount of $323,539 in New Term Loans, which in each case was calculated as the sum of the principal amount of Notes held by such Reporting Person plus any accrued and unpaid interest to be paid in-kind on such Notes.

(7)
Amount consists of (i) warrants held by Corre Opportunities Qualified Master Fund, LP exercisable for 2,550,578 shares of the Issuer’s Common Stock, (ii) warrants held by Corre Horizon Fund, LP exercisable for 1,160,918 shares of the Issuer’s Common Stock and (iii) warrants held by Corre Horizon II Fund, LP exercisable for 1,288,504 shares of the Issuer’s Common Stock.

(8)
Amount includes shares of the Issuer's Common Stock underlying warrants held by Funds that are subject to limitations on the right to exercise to the extent that after giving effect to such issuance after exercise, any Fund (together with its affiliates), would, when aggregated with all other shares of the Issuer's Common Stock beneficially owned by the Funds and any of their respective affiliates at such time, beneficially own shares of the Issuer's Common Stock in excess of 9.99% of the number of shares of the Issuer's Common Stock outstanding (measured after giving effect to the issuance of shares of Common Stock issuable upon exercise of the warrants).  Additionally, the exercise of the warrants is subject to the terms of the Warrant Waivers (as defined and further described in Amendment No. 2 to Schedule 13D filed by the Investment Adviser and the other Reporting Persons therein on February 15, 2022).

(9)
The securities are held directly by each of Corre Opportunities Qualified Master Fund, LP, Corre Horizon Fund, LP and Corre Horizon II Fund, LP (collectively, the “Funds”) as described in Footnote 7, each of which are clients of Corre Partners Management, LLC (the “Investment Adviser”).  The Investment Adviser has been delegated investment management authority over the assets of the Funds by Corre Partners Advisors, LLC, the general partner of the Funds (the “General Partner”).  Mr. John Barrett and Mr. Eric Soderlund are the co-owners and managing members of the Investment Adviser and the General Partner.